AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, VA 23462
December 29, 2008
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
RE: AMERIGROUP Corporation
Dear Mr. Rosenberg:
     We received the Commission’s comment letter dated December 23, 2008 and are diligently preparing our response. As our representatives discussed with Ms. Tabatha Akins, we are unable to respond in writing within ten (10) business days and we hereby respectfully request an extension. We plan to file our response with the Commission on or before January 16, 2009.
     If you have any questions regarding these matters or require any additional information, please contact me at 757-473-2723.

Very truly yours,
/s/ James W. Truess
Name:	James W. Truess
Title:	Executive Vice President and Chief Financial Officer

cc:  Tabatha Akins
Lisa Vanjoske
Dan Greenspan
Jeff Riedler